PROSPECTUS SUPPLEMENT

(To Prospectus dated April 29, 2025)

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-286638

Up to $87,650,000

Common Stock

This prospectus supplement amends and supplements the information in the prospectus, dated April 29, 2025, filed as a part of our registration statement on Form S-3 (File No. 333-286638), as supplemented by our prospectus supplements dated April 29, 2025 and September 2, 2025 (the “Prior Prospectuses”). This prospectus supplement should be read in conjunction with the Prior Prospectuses, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectuses, and any future amendments or supplements thereto.

We filed the Prior Prospectuses to register the offer and sale of our common stock, par value $0.001 per share (the “common stock”), from time to time pursuant to the terms of that certain At the Market Offering Agreement, or Sales Agreement, between H.C. Wainwright & Co., LLC, or Wainwright, acting as the agent, and us. Through the date hereof, we have sold 13,680,483 shares of common stock under the Sales Agreement pursuant to the Prior Prospectuses.

We are filing this prospectus supplement to amend the Prior Prospectuses to update the aggregate market value of our outstanding common stock held by non-affiliates, or the public float, and indicate that, since our public float is above $75.0 million, we are no longer subject to the sales limitations of General Instruction I.B.6 of Form S-3 with respect to the registration statement of which the Prior Prospectuses, as amended by this prospectus supplement, form a part. As of September 23, 2025, our public float was $98.5 million, which was calculated based on 47,036,233 shares of our outstanding common stock held by non-affiliates at a price of $2.10 per share, the closing price of our common stock on September 22, 2025. If we become subject to the limitations of General Instruction I.B.6 in the future, we will file another supplement to the Prior Prospectuses, as amended by this prospectus supplement.

Assuming a sale price of $2.10 per share, the closing price of our common stock on September 22, 2025, the sale of $87,650,000 of shares of our common stock would result in the issuance and sale of approximately 41.7 million shares. As of September 22, 2025, we had approximately 4.3 million shares of common stock authorized and available for future issuance. Until we have additional shares of common stock authorized and available, we will be limited in the number of shares that we may sell pursuant to the Sales Agreement and this prospectus supplement.

Our common stock is listed on the Nasdaq Capital Market under the symbol “SLNH.” On September 22, 2025, the last reported sale price of our common stock on the Nasdaq Capital Market was $2.10 per share.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

H.C. Wainwright & Co.

The date of this prospectus supplement is September 23, 2025